MANAGEMENT’S
DISCUSSION AND ANALYSIS

Q2 2015

April 29, 2015

Basis of Presentation
This Management’s Discussion and Analysis of the Financial Position and Results of Operations (“MD&A”) is the responsibility of management and has been reviewed and approved by the Board of Directors. This MD&A has been prepared in accordance with the requirements of the Canadian Securities Administrators. The Board of Directors is ultimately responsible for reviewing and approving the MD&A. The Board of Directors carries out this responsibility mainly through its Audit and Risk Management Committee, which is appointed by the Board of Directors and is comprised entirely of independent and financially literate directors.
Throughout this document, CGI Group Inc. is referred to as “CGI”, “we”, “our” or “Company”. This MD&A provides information management believes is relevant to an assessment and understanding of the consolidated results of operations and financial condition of the Company. This document should be read in conjunction with the interim condensed consolidated financial statements and the notes thereto for the three and six months ended March 31, 2015 and 2014. CGI’s accounting policies are in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar amounts are in Canadian dollars unless otherwise indicated.

Materiality of Disclosures
This MD&A includes information we believe is material to investors. We consider something to be material if it results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or if it is likely that a reasonable investor would consider the information to be important in making an investment decision.

Forward-Looking Statements
All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of Canadian securities laws. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly evolving information technology industry; general economic and business conditions; foreign exchange and other risks identified in the MD&A, in CGI’s Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), the Company’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information. You will find more information about the risks that could cause our actual results to differ significantly from our current expectations in Section 8 – Risk Environment.

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2015	Page	1

Non-GAAP and Key Performance Measures
The reader should note that the Company reports its financial results in accordance with IFRS. However, we use a combination of financial measures, ratios, and non-GAAP measures to assess our Company’s performance. The non-GAAP measures used in this MD&A do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS.
The table below summarizes our non-GAAP measures and most relevant key performance measures:

Profitability	•
Adjusted EBIT (non-GAAP) – is a measure of earnings before integration-related costs, finance costs, finance income and income tax expense as these items are not directly related to the cost of operations. Management believes this measure is useful to investors as it best reflects the profitability of our operations and allows for better comparability from period to period as well as to trend analysis in our operations. A reconciliation of the current quarter's adjusted EBIT to its closest IFRS measure can be found on page 22.

•
Net earnings prior to specific items[1] (non-GAAP) – is a measure of earnings before the integration-related costs, adjustments related to tax and the resolution of acquisition-related provisions. Management believes that this measure is useful to investors as it best reflects the Company's operating profitability and allows for better comparability from period to period. A reconciliation of the current quarter's net earnings prior to specific items to its closest IFRS measure can be found on page 24.

•
Basic and diluted earnings per share prior to specific items[1] (non-GAAP) – is defined as the net earnings excluding integration-related costs, adjustments related to tax and the resolution of acquisition-related provisions on a per share basis. Management believes that this measure is useful to investors as it best reflects the Company's operating profitability on a per share basis and allows for better comparability from period to period. The current quarter's basic and diluted earnings per share reported in accordance with IFRS can be found on page 23 while the current quarter's basic and diluted earnings per share prior to specific items can be found on page 24.

	•	Net earnings – is a measure of earnings generated for shareholders.
	•	Diluted earnings per share – is a measure of earnings generated for shareholders on a per share basis, assuming all dilutive elements are exercised.

Liquidity	•
Cash provided by operating activities – is a measure of cash generated from managing our day-to-day business operations. We believe strong operating cash flow is indicative of financial flexibility, allowing us to execute our corporate strategy.

•
Days sales outstanding ("DSO") (non-GAAP) – is the average number of days needed to convert our trade receivables and work in progress into cash. DSO is obtained by subtracting deferred revenue from trade accounts receivable and work in progress; the result is divided by the quarter’s revenue over 90 days. Deferred revenue is net of the fair value adjustments on revenue-generating contracts. Management tracks this metric closely to ensure timely collection, healthy liquidity, and is committed to a DSO target of 45 days or less. We believe this measure is useful to investors as it demonstrates the Company's ability to timely convert its trade receivables and work in progress into cash.

1    Specific items related to the resolution of acquisition-related provisions are described on page 24.

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2015	Page	2

Growth	•
Constant currency growth (non-GAAP) – is a measure of revenue growth before foreign currency impacts. This growth is calculated by translating current period results in local currency using the conversion rates in the equivalent period from the prior year. Management believes that it is helpful to adjust revenue to exclude the impact of currency fluctuations to facilitate period-to-period comparisons of business performance. We believe that this measure is useful to investors for the same reason.

•
Backlog (non-GAAP) – Backlog includes new contract wins, extensions and renewals (“bookings”(non-GAAP)), partially offset by the backlog consumed during the quarter as a result of client work performed and adjustments related to the volume, cancellation and/or the impact of foreign currencies to our existing contracts. Backlog incorporates estimates from management that are subject to change. Management tracks this measure as it is a key indicator of management's best estimate of revenue to be realized in the future and believes that this measure is useful to investors for the same reason.

•
Book-to-bill ratio (non-GAAP) – is a measure of the proportion of the value of our contract wins to our revenue in the period. This metric allows management to monitor the Company’s business development efforts to ensure we grow our backlog and our business over time. Management remains committed to maintaining a target ratio greater than 100% over a trailing 12-month period. Management believes that the longer period is a more effective measure as the size and timing of bookings could cause this measurement to fluctuate significantly if taken for only a three-month period.

Capital Structure	•
Net debt (non-GAAP) – is obtained by subtracting our cash and cash equivalents, short-term investments and long-term investments from our debt. Management uses the net debt metric to monitor the Company's financial leverage. We believe that this metric is useful to investors as it provides insight into our financial strength. A reconciliation of net debt to its closest IFRS measure can be found on page 31.

•
Net debt to capitalization ratio (non-GAAP) – is a measure of our level of financial leverage and is obtained by dividing the net debt by the sum of shareholder's equity and debt. Management uses the net debt to capitalization metric to monitor the proportion of debt versus capital used to finance our operations and to assess the Company's financial strength. We believe that this metric is useful to investors as it provides insight into our financial strength. .

•
Return on equity ("ROE") (non-GAAP) – is a measure of the rate of return on the ownership interest of our shareholders and is calculated as the proportion of earnings for the last 12 months over the last four quarter's average equity. Management looks at ROE to measure its efficiency at generating profits for the Company’s shareholders and how well the Company uses the invested funds to generate earnings growth. We believe that this measure is useful to investors for the same reasons.

•
Return on invested capital ("ROIC") (non-GAAP) – is a measure of the Company’s efficiency at allocating the capital under its control to profitable investments and is calculated as the proportion of the after-tax adjusted EBIT for the last 12 months, over the last four quarter's average invested capital, which is defined as the sum of equity and net debt. Management examines this ratio to assess how well it is using its funds to generate returns. We believe that this measure is useful to investors for the same reason.

Reporting Segments
The Company is managed through the following seven operating segments, namely: United States of America (“U.S.”); Nordics, Southern Europe and South America (“NSESA”); Canada; France (including Luxembourg and Morocco) ("France"); United Kingdom (“U.K.”); Central and Eastern Europe (primarily the Netherlands and Germany) (“CEE”); and Asia Pacific (including Australia, India and the Philippines) ("Asia Pacific"). Please refer to section 3.4 and 3.6 of the present document and to Note 9 of our interim condensed consolidated financial statements for additional information on our segments.

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2015	Page	3

MD&A Objectives and Contents

•	Provide a narrative explanation of the interim condensed consolidated financial statements through the eyes of management;

•	Provide the context within which the interim condensed consolidated financial statements should be analyzed, by giving enhanced disclosure about the dynamics and trends of the Company’s business; and

•	Provide information to assist the reader in ascertaining the likelihood that past performance is indicative of future performance.
In order to achieve these objectives, this MD&A is presented in the following main sections:

Section	Contents	Pages

1. Corporate Overview	This includes a description of our business and how we generate revenue as well as the markets in which we operate.

	1.1. About CGI	6
	1.2. Vision and Strategy	6
	1.3. Competitive Environment	7

2. Highlights and Key Performance Measures	A summary of key achievements during the quarter, the past eight quarter's key performance measures as well as CGI’s share performance.
	2.1. Q2 2015 Highlights	8
	2.2. Selected Quarterly Information & Key Performance Measures	9
	2.3. Stock Performance	10

3. Financial Review
A discussion of year-over-year changes to operating results between the three and six months ended March 31, 2015 and 2014, describing the factors affecting revenue and adjusted EBIT on a consolidated and reportable segment basis, and also by describing the factors affecting changes in the major expense categories. Also discussed are bookings broken down by geography, by vertical market, by contract type and by service type.

	3.1. Bookings and Book-to-Bill Ratio	12
	3.2. Foreign Exchange	13
	3.3. Revenue Distribution	14
	3.4. Revenue Variation and Revenue by Segment	15
	3.5. Operating Expenses	18
	3.6. Adjusted EBIT by Segment	19
	3.7. Earnings before Income Taxes	22
	3.8. Net Earnings and Earnings Per Share (“EPS”)	23

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2015	Page	4

Section	Contents	Pages

4. Liquidity
This includes a discussion of changes in cash flows from operating, investing and financing activities. This section also describes the Company’s available capital resources, financial instruments, and off-balance sheet financing and guarantees. Measures of liquidity (days sales outstanding) and capital structure (return on equity, net debt to capitalization, and return on invested capital) are analyzed on a year-over-year basis.

	4.1. Interim Condensed Consolidated Statements of Cash Flows	25
	4.2. Capital Resources	30
	4.3. Contractual Obligations	31
	4.4. Financial Instruments and Hedging Transactions	31
	4.5. Selected Measures of Liquidity and Capital Resources	31
	4.6. Off-Balance Sheet Financing and Guarantees	32
	4.7. Capability to Deliver Results	32

5. Changes in Accounting Policies	A summary of the future accounting standard changes.	34

6. Critical Accounting Estimates and Judgements	A discussion of the estimates and judgements made in the preparation of the interim condensed consolidated financial statements.	35

7. Integrity of Disclosure	A discussion of the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.	38

8. Risk Environment	A discussion of the risks affecting our business activities and what may be the impact if these risks are realized.

	8.1. Risks and Uncertainties	39
	8.2. Legal Proceedings	45

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2015	Page	5

1.	Corporate Overview

1.1. ABOUT CGI
Founded in 1976 and headquartered in Montreal, Canada, CGI is among the largest independent information technology (“IT”) and business process services (“BPS”) firms in the world. CGI has approximately 68,000 employees, whom we refer to as members, worldwide. The Company’s client-proximity model provides for CGI services and solutions to be delivered in a number of ways and considering a number of factors: onsite at clients’ premises; or from any combination of onsite, near-shore and/or offshore delivery centers. We also have a number of leading business solutions that support long-term client relationships. Our services are broken down as:

•	Consulting - CGI provides a full range of IT and management consulting services, including business transformation, IT strategic planning, business process engineering and systems architecture.

•	Systems integration - CGI integrates and customizes leading technologies and software applications to create IT systems that respond to clients’ strategic needs.

•
Management of IT and business functions (“outsourcing”) - Clients delegate entire or partial responsibility for their IT or business functions to CGI to achieve significant savings and access the best suited technology, while retaining control over strategic IT and business functions. As part of these agreements, we implement our quality processes and practices to improve the efficiency of the clients’ operations. We may also integrate clients’ operations into our technology network. Finally, we may take on specialized professionals from our clients, enabling our clients to focus on key operations. Services provided as part of an outsourcing contract may include development and integration of new projects and applications; applications maintenance and support; technology infrastructure management(enterprise and end-user computing and network services); transaction and business processing such as payroll, claims processing, and document management services. Outsourcing contracts typically have terms from five to ten years.

CGI offers its end-to-end services to a focused set of industry vertical markets where we have developed extensive and deep subject matter expertise. This allows us to fully understand our clients’ business realities and to have the knowledge and solutions needed to advance their business goals. Our targeted vertical markets include: financial services, government, health, telecommunications & utilities, manufacturing, retail and distribution (“MRD”), which together account for more than 90% of global IT spend.
CGI has a wide range of proprietary business solutions that help shape opportunities and drive value for our clients and shareholders. Examples of these include Enterprise Resource Planning solutions, energy management, credit and debt collections, tax management, claims auditing and fraud detection.
We take great pride in delivering high quality services to our clients. To do so consistently, we have implemented and continue to maintain the International Organization for Standardization (“ISO”) quality program. By designing and implementing rigorous service delivery and quality standards, followed by monitoring and measurement, we are better able to satisfy our clients’ needs.
1.2. VISION AND STRATEGY
Our strategy has always been based on long-term fundamentals. For further details please refer to the heading "Vision and Strategy" on page 6 of Volume 2 entitled "Fiscal 2014 Results" of our 2014 Annual Report which was filed with Canadian securities regulatory authorities and which is available at www.sedar.com and on CGI’s web site at www.cgi.com.

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2015	Page	6

1.3. COMPETITIVE ENVIRONMENT
There have been no significant changes to the description outlined in our September 30, 2014 Annual Report. For further details please refer to the heading "Competitive Environment" on page 7 of Volume 2 entitled "Fiscal 2014 Results" of our 2014 Annual Report which was filed with Canadian securities regulatory authorities and which is available at www.sedar.com and on CGI’s web site at www.cgi.com.

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2.	Highlights and Key Performance Measures

2.1. Q2 2015 HIGHLIGHTS
Key performance figures for the period include:

•	Revenue of $2.6 billion;

•	Bookings of $2.3 billion;

•	Backlog of $20.0 billion, up $524.0 million;

•	Adjusted EBIT of $363.1 million, up $21.6 million;

•	Adjusted EBIT margin of 14.0%, up 140 basis points;

•	Net earnings of $251.2 million, up 8.8%;

•	Net earnings margin of 9.7%, up 120 basis points;

•	Diluted EPS of $0.78, up 6.8%;

•	Cash provided by operating activities of $284.7 million;

•	Return on invested capital of 14.6%, up 120 basis points; and

•	Return on equity of 18.4%, up 50 basis points.

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2015	Page	8

2.2. SELECTED QUARTERLY INFORMATION & KEY PERFORMANCE MEASURES

As at and for the three months ended,	Mar. 31, 2015	Dec. 31, 2014	Sept. 30, 2014	June 30, 2014	Mar. 31, 2014	Dec. 31, 2013	Sept. 30, 2013	June 30, 2013
In millions of dollars unless otherwise noted
Growth
Backlog	20,000	20,175	18,237	18,781	19,476	19,253	18,677	18,747
Bookings	2,253	4,304	2,049	2,451	2,850	2,818	2,501	2,754
Book-to-bill ratio	86.6%	169.4%	82.5%	91.9%	105.4%	106.5%	101.7%	107.3%
Book-to-bill ratio trailing twelve months	107.4%	112.1%	96.8%	101.4%	105.3%	100.8%	102.2%	101.0%
Revenue	2,601.2	2,541.3	2,483.7	2,667.0	2,704.3	2,644.7	2,458.2	2,567.3
Year-over-year growth	(3.8%)	(3.9%)	1.0%	3.9%	7.0%	4.4%	52.7%	141.1%
Constant currency growth [1]	(3.5%)	(6.0%)	(3.4%)	(3.9%)	(2.3%)	(1.9%)	48.2%	140.3%
Profitability
Adjusted EBIT [2]	363.1	344.0	370.2	342.2	341.5	302.9	313.4	291.2
Adjusted EBIT margin	14.0%	13.5%	14.9%	12.8%	12.6%	11.5%	12.7%	11.3%
Net earnings	251.2	236.3	213.7	225.1	230.9	189.8	141.0	178.2
Net earnings margin	9.7%	9.3%	8.6%	8.4%	8.5%	7.2%	5.7%	6.9%
Basic EPS (in dollars)	0.80	0.76	0.69	0.73	0.75	0.62	0.46	0.58
Diluted EPS (in dollars)	0.78	0.74	0.67	0.71	0.73	0.60	0.44	0.56
Liquidity
Cash provided by operating activities	284.7	339.2	412.0	345.9	350.7	66.3	166.4	133.2
As a % of revenue	10.9%	13.3%	16.6%	13.0%	13.0%	2.5%	6.8%	5.2%
Days sales outstanding [3]	41	42	43	47	47	55	49	49
Capital structure
Net debt [4]	1,869.8	1,924.5	2,113.3	2,389.0	2,678.2	2,890.4	2,739.9	2,873.0
Net debt to capitalization ratio [5]	24.4%	25.1%	27.6%	32.6%	35.6%	38.9%	39.6%	41.1%
Return on equity [6]	18.4%	18.9%	18.8%	18.1%	17.9%	16.0%	12.3%	4.3%
Return on invested capital [7]	14.6%	14.7%	14.5%	13.3%	13.4%	12.7%	11.8%	12.3%
Balance sheet
Cash and cash equivalents, and short-term investments	223.5	489.6	535.7	131.3	133.8	206.5	106.2	165.3
Total assets	10,985.8	11,171.9	11,234.1	11,162.2	11,560.4	11,801.0	10,879.3	11,132.8
Long-term financial liabilities [8]	2,067.7	2,451.5	2,748.4	2,164.8	2,562.4	2,796.6	2,489.5	2,648.2

[1]	Constant currency growth is adjusted to remove the impact of foreign currency exchange rate fluctuations. Please refer to page 15 for details.
2     Adjusted EBIT is a measure for which we provide the reconciliation to its closest IFRS measure on page 22.
3     Days sales outstanding ("DSO") is a measure which is discussed on page 31.
4    Net debt is a measure for which we provide the reconciliation to its closest IFRS measure on page 31.

[5]	The net debt to capitalization ratio is a measure which is discussed on page 31.

[6]	The return on equity ratio is a measure which is discussed on page 31.
7     The return on invested capital ratio is a measure which is discussed on page 31.

[8]	Long-term financial liabilities include the long-term portion of the debt and the long-term derivative financial instruments.

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2015	Page	9

2.3. STOCK PERFORMANCE

CGI Stock Prices (TSX) for the Last Twelve Months
Volume (in millions)
9
8
7
6
5
4
3
2
1
-
Stock Price (CAD)
$58
$54
$50
$46
$42
$38
$34
$30
$26
$22
Q3 2014
Q4 2014
Q1 2015
Q2 2015
Daily Trade Volume
Closing Price

2.3.1. Q2 2015 Trading Summary
CGI’s shares are listed on the Toronto Stock Exchange (“TSX”) (stock quote – GIB.A) and the New York Stock Exchange (“NYSE”) (stock quote – GIB) and are included in various indexes such as the S&P/TSX 60 Index.

TSX	(CDN$)	NYSE	(US$)
Open:	44.50	Open:	38.08
High:	57.69	High:	45.72
Low:	42.92	Low:	36.32
Close:	53.72	Close:	42.45
CDN average daily trading volumes[1]:	1,387,910	NYSE average daily trading volumes:	300,941
1 Includes the average daily volumes of both the TSX and alternative trading systems.
2.3.2. Share Repurchase Program
On January 28, 2015, the Company’s Board of Directors authorized and subsequently received the approval from the TSX for the renewal of the Normal Course Issuer Bid (“NCIB”) to purchase up to 19,052,207 Class A subordinate voting shares for cancellation, representing 10% of the Company’s public float as of the close of business on January 23, 2015. The Class A subordinate voting shares may be purchased under the NCIB commencing February 11, 2015 and ending on the earlier of February 10, 2016, or the date on which the Company has either acquired the maximum number of Class A subordinate voting shares allowable under the NCIB, or elects to terminate the NCIB.
For the three and six months ended March 31, 2015, the Company did not repurchase any of its Class A subordinate voting shares under the current and previous NCIB.

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2.3.3. Capital Stock and Options Outstanding
The following table provides a summary of the Capital Stock and Options Outstanding as at April 24, 2015:

Capital Stock and Options Outstanding	As at April 24, 2015
Class A subordinate voting shares	281,743,494
Class B multiple voting shares	33,272,767
Options to purchase Class A subordinate voting shares	17,959,880

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3.	Financial Review

3.1. BOOKINGS AND BOOK-TO-BILL RATIO
Bookings for the quarter were $2.3 billion, representing a book-to-bill ratio of 86.6%. The breakdown of the new bookings signed during the quarter is as follows:

	Contract Type			Service Type			Segment			Vertical Markets

A.	Extensions and		A.	Systems integration and		A.	U.S.	23%	A.	Government	31%
	renewals	57%		consulting	53%	B.	NSESA	18%	B.	Manufacturing, retail &
						C.	Canada	16%		distribution	22%
B.	New business	43%	B.	Management of IT and		D.	France	15%	C.	Financial services	19%
				business functions		E.	U.K.	15%	D.	Health	15%
				(outsourcing)	47%	F.	CEE	12%	E.	Telecommunications &
						G.	Asia Pacific	1%		utilities	13%

Information regarding our bookings is a key indicator of the volume of our business over time. However, due to the timing and transition period associated with outsourcing contracts, the realization of revenue related to these bookings may fluctuate from period to period. The values initially booked may change over time due to their variable attributes, including demand-driven usage, modifications in the scope of work to be performed caused by changes in client requirements as well as termination clauses at the option of the client. As such, information regarding our bookings is not comparable to, nor should it be substituted for an analysis of our revenue; it is instead a key indicator of our future revenue used by the Company’s management to measure growth. For the trailing twelve-month period ended March 31, 2015, our book-to-bill ratio was at 107.4%.
The following table provides a summary of the bookings and book-to-bill ratio by segment:

In thousands of dollars except for percentages	Bookings for the three months ended March 31, 2015	Bookings for the trailing twelve months ended March 31, 2015	Book-to-bill ratio for the trailing twelve months ended March 31, 2015

Total CGI	2,252,976	11,057,609	107.4%

U.S.	522,738	1,876,877	67.8%
NSESA	407,229	2,087,264	103.8%
Canada	347,898	3,084,101	188.6%
France	344,550	1,348,292	103.4%
U.K.	326,597	1,421,443	101.2%
CEE	272,474	1,097,807	109.2%
Asia Pacific	31,490	141,825	87.1%

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3.2. FOREIGN EXCHANGE
The Company operates globally and is exposed to changes in foreign currency rates. We report all dollar amounts in Canadian dollars. Accordingly, we value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as prescribed by IFRS.
Closing foreign exchange rates

As at March 31,	2015	2014	Change

U.S. dollar	1.2685	1.1054	14.8%
Euro	1.3625	1.5233	(10.6%)
Indian rupee	0.0204	0.0184	10.9%
British pound	1.8837	1.8431	2.2%
Swedish krona	0.1471	0.1708	(13.9%)
Australian dollar	0.9671	1.0256	(5.7%)
Average foreign exchange rates

	For the three months ended March 31,			For the six months ended March 31,
	2015	2014	Change	2015	2014	Change
U.S. dollar	1.2413	1.1035	12.5%	1.1886	1.0766	10.4%
Euro	1.3971	1.5123	(7.6%)	1.4077	1.4709	(4.3%)
Indian rupee	0.0200	0.0179	11.7%	0.0192	0.0174	10.3%
British pound	1.8797	1.8267	2.9%	1.8388	1.7634	4.3%
Swedish krona	0.1489	0.1708	(12.8%)	0.1509	0.1661	(9.2%)
Australian dollar	0.9757	0.9903	(1.5%)	0.9739	0.9818	(0.8%)

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3.3. REVENUE DISTRIBUTION
The following charts provide additional information regarding our revenue mix for the quarter:

Service Type					Client Geography			Vertical Markets

A.	Management of IT and business				A.	U.S.	29%	A.	Government	35%
	functions (outsourcing)			54%	B.	Canada	15%	B.	Manufacturing,
	1.	IT services	44%		C.	U.K.	14%		retail & distribution	23%
	2.	Business process services	10%		D.	France	13%	C.	Financial services	19%
					E.	Sweden	8%	D.	Telecommunications & utilities	15%
B.	Systems integration and consulting			46%	F.	Finland	6%	E.	Health	8%
					G.	Rest of the world	15%

3.3.1. Client Concentration
IFRS guidance on segment disclosures defines a single customer as a group of entities that are known to the reporting enterprise to be under common control. The Company considers the federal, regional or local governments each to be a single customer. Our work for the U.S. federal government including its various agencies represented 14.1% of our revenue for the current quarter as compared to 12.9% in Q2 2014. For both the six months ended March 31, 2015 and 2014, we received 13.5% of our revenue from the U.S. federal government including its various agencies.

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2015	Page	14

3.4. REVENUE VARIATION AND REVENUE BY SEGMENT
Our seven segments are based on our geographic delivery model: U.S., NSESA, Canada, France, U.K., CEE and Asia Pacific.
The following table provides a summary of the year-over-year changes in our revenue, in total and by segment, separately showing the impacts of foreign currency exchange rate variations between Q2 2015 and Q2 2014. The Q2 2014 revenue by segment was recorded reflecting the actual foreign exchange rates for that period. The foreign exchange impact is the difference between the current period’s actual results and the current period’s results converted with the prior year’s foreign exchange rates.

In thousands of dollars except for percentages	For the three months ended March 31,			For the six months ended March 31,
	2015	2014	Change	2015	2014	Change

Total CGI revenue	2,601,208	2,704,266	(3.8%)	5,142,463	5,348,976	(3.9%)
Variation prior to foreign currency impact	(3.5%)			(4.8%)
Foreign currency impact	(0.3%)			0.9%
Variation over previous period	(3.8%)			(3.9%)

U.S.
Revenue prior to foreign currency impact	620,981	645,404	(3.8%)	1,225,724	1,330,996	(7.9%)
Foreign currency impact	77,678			127,519
U.S. revenue	698,659	645,404	8.3%	1,353,243	1,330,996	1.7%

NSESA
Revenue prior to foreign currency impact	542,899	564,897	(3.9%)	1,061,374	1,113,689	(4.7%)
Foreign currency impact	(55,222)			(70,358)
NSESA revenue	487,677	564,897	(13.7%)	991,016	1,113,689	(11.0%)

Canada
Revenue prior to foreign currency impact	385,717	421,670	(8.5%)	767,587	842,615	(8.9%)
Foreign currency impact	255			534
Canada revenue	385,972	421,670	(8.5%)	768,121	842,615	(8.8%)

France
Revenue prior to foreign currency impact	358,415	359,334	(0.3%)	685,856	690,809	(0.7%)
Foreign currency impact	(27,818)			(29,954)
France revenue	330,597	359,334	(8.0%)	655,902	690,809	(5.1%)

U.K.
Revenue prior to foreign currency impact	324,917	336,967	(3.6%)	618,598	624,203	(0.9%)
Foreign currency impact	8,813			25,830
U.K. revenue	333,730	336,967	(1.0%)	644,428	624,203	3.2%

CEE
Revenue prior to foreign currency impact	266,377	269,606	(1.2%)	525,324	539,044	(2.5%)
Foreign currency impact	(20,747)			(23,191)
CEE revenue	245,630	269,606	(8.9%)	502,133	539,044	(6.8%)

Asia Pacific
Revenue prior to foreign currency impact	109,347	106,388	2.8%	211,498	207,620	1.9%
Foreign currency impact	9,596			16,122
Asia Pacific revenue	118,943	106,388	11.8%	227,620	207,620	9.6%

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2015	Page	15

We ended Q2 2015 with revenue of $2,601.2 million, a decrease of $103.0 million or 3.8% over Q2 2014. On a constant currency basis, revenue decreased by $95.6 million or 3.5%, as foreign currency rate fluctuations unfavourably impacted our revenue by $7.4 million or 0.3%. The change in revenue was due to lower work volumes as a result of the expiration of certain contracts in our Canada segment, to the additional efforts needed in fiscal 2014 to complete the Patient Protection and Affordable Care Act (“ACA”) projects in our U.S. segment and to lower volume and projects completed in our NSESA segment.
For the six months ended March 31, 2015, revenue was $5,142.5 million, a decrease of $206.5 million or 3.9% over the same period of fiscal 2014. On a constant currency basis, revenue decreased by $253.0 million or 4.8%, as foreign currency rate fluctuations favourably impacted our revenue by $46.5 million or 0.9%. The change in revenue was due to the same factors identified for the quarter.
3.4.1. U.S.
Revenue in our U.S. segment was $698.7 million in Q2 2015, an increase of $53.3 million or 8.3% over Q2 2014. On a constant currency basis, revenue decreased by $24.4 million or 3.8%. The change in revenue was mainly due to the completion of the ACA related projects in fiscal 2014, partly offset by increased volume and new business mainly in the financial services sector.
For the six months ended March 31, 2015, revenue in our U.S. segment was $1,353.2 million, an increase of $22.2 million or 1.7% over the same period of fiscal 2014. On a constant currency basis, revenue decreased by $105.3 million or 7.9%. The change in revenue was due to the same factors identified for the quarter.
For the three and six months ended March 31, 2015, the top two U.S. vertical markets were government and financial services, which together accounted for approximately 76% of revenue in both periods.
3.4.2. NSESA
Revenue in our NSESA segment was $487.7 million in Q2 2015, a decrease of $77.2 million or 13.7% over Q2 2014. On a constant currency basis, revenue decreased by $22.0 million or 3.9%. The decrease in revenue was mainly due to lower volume from existing clients in Sweden and Denmark partly coming from the planned run off. This was partly offset by new business in Sweden.
For the six months ended March 31, 2015, revenue in our NSESA segment was $991.0 million, a decrease of $122.7 million or 11.0% over the same period of fiscal 2014. On a constant currency basis, revenue decreased by $52.3 million or 4.7%. The decrease in revenue was due to the same factors identified for the quarter.
For the three and six months ended March 31, 2015, NSESA’s top two vertical markets were MRD and government, which together accounted for approximately 61% of revenue in both periods.
3.4.3. Canada
Revenue in our Canada segment was $386.0 million in Q2 2015, a decrease of $35.7 million or 8.5% over Q2 2014. The revenue decrease was mainly due to lower work volumes and the expiration of certain contracts, partly offset by new business.
For the six months ended March 31, 2015, revenue in our Canada segment was $768.1 million, a decrease of $74.5 million or 8.8% over the same period of fiscal 2014. The decrease in revenue was due to the same factors identified for the quarter.
For the three and six months ended March 31, 2015, Canada’s top two vertical markets were financial services and telecommunications & utilities, which together accounted for approximately 58% of revenue in both periods.

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2015	Page	16

3.4.4. France
Revenue in our France segment was $330.6 million in Q2 2015, a decrease of $28.7 million or 8.0% over Q2 2014. On a constant currency basis, our revenue remained stable when compared to Q2 2014 as new business helped compensate for the lower work volumes from certain clients.
For the six months ended March 31, 2015, revenue in our France segment was $655.9 million, a decrease of $34.9 million or 5.1% over the same period of fiscal 2014. On a constant currency basis, our revenue remained stable when compared to the same period of fiscal 2014 because of the same factor identified for the quarter.
For the three and six months ended March 31, 2015, France’s top two vertical markets were MRD and financial services, which together accounted for approximately 63% of revenue in both periods.
3.4.5. U.K.
Revenue in our U.K. segment was $333.7 million in Q2 2015, a decrease of $3.2 million or 1.0% over Q2 2014. On a constant currency basis, revenue decreased by $12.0 million or 3.6% mainly due to lower work volumes with certain clients in our MRD vertical as a result of a change in their discretionary spending.
For the six months ended March 31, 2015, revenue in our U.K. segment was $644.4 million, an increase of $20.2 million or 3.2% over the same period of fiscal 2014. On a constant currency basis, revenue decreased by $5.6 million or 0.9%. The decrease in revenue was due to the same factor identified for the quarter.
For the three and six months ended March 31, 2015, U.K.’s top two vertical markets were government and telecommunications & utilities, which together accounted for approximately 70% and 69% of revenue respectively.
3.4.6. CEE
Revenue in our CEE segment was $245.6 million in Q2 2015, a decrease of $24.0 million or 8.9% over Q2 2014. On a constant currency basis, revenue decreased by $3.2 million or 1.2%. The decrease in revenue was due to lower volume on existing contracts in the Netherlands, partly offset by new business mainly in Germany and in Eastern Europe.
For the six months ended March 31, 2015, revenue in our CEE segment was $502.1 million, a decrease of $36.9 million or 6.8% over the same period of fiscal 2014. On a constant currency basis, revenue decreased by $13.7 million or 2.5%. The decrease in revenue was due to the same factors identified for the quarter.
For the three and six months ended March 31, 2015, CEE’s top two vertical markets were MRD and government, which together accounted for approximately 59% of revenue in both periods.
3.4.7. Asia Pacific
Revenue in our Asia Pacific segment was $118.9 million in Q2 2015, an increase of $12.6 million or 11.8% over Q2 2014. On a constant currency basis, revenue increased by $3.0 million or 2.8%. The change in revenue was due to the increased use of our delivery centers across the segment.
For the six months ended March 31, 2015, revenue in our Asia Pacific segment was $227.6 million, an increase of $20.0 million or 9.6% over the same period of fiscal 2014. On a constant currency basis, revenue increased by $3.9 million or 1.9%. The increase in revenue was due to the same factor identified for the quarter.
For the three and six months ended March 31, 2015, Asia Pacific’s top two vertical markets were telecommunications & utilities and MRD, which together accounted for approximately 78% and 80% of revenue respectively.

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2015	Page	17

3.5. OPERATING EXPENSES

In thousands of dollars except for percentages	For the three months ended March 31,				For the six months ended March 31,
		% of		% of		% of		% of
	2015	Revenue	2014	Revenue	2015	Revenue	2014	Revenue

Costs of services, selling and administrative	2,231,436	85.8%	2,362,774	87.4%	4,426,821	86.1%	4,704,088	87.9%
Foreign exchange loss	6,656	0.3%	28	0.0%	8,477	0.2%	496	0.0%
3.5.1. Costs of Services, Selling and Administrative
Costs of services, selling and administrative expenses amounted to $2,231.4 million in Q2 2015, a decrease of $131.3 million or 5.6% compared to Q2 2014. As a percentage of revenue, cost of services, selling and administrative expenses decreased from 87.4% in Q2 2014 to 85.8% in Q2 2015. As a percentage of revenue, our costs of services decreased compared to the same periods last year mainly due to the extra resources and expenses needed in fiscal 2014 to complete the ACA related projects, while our selling and administrative expenses also decreased as a result of the realization of the business synergies and the implementation of CGI's Management Foundation from the integration of Logica. More information on the integration can be found on page 22.
For the six months ended March 31, 2015, costs of services, selling and administrative expenses amounted to $4,426.8 million, a decrease of $277.3 million or 5.9% over the same period of fiscal 2014. As a percentage of revenue, cost of services, selling and administrative expenses decreased from 87.9% to 86.1%, mainly due to the same factors identified for the quarter.
The majority of our costs are denominated in currencies other than the Canadian dollar. The risk of foreign exchange fluctuation impacting the results is substantially mitigated by a natural hedge in matching our costs with revenue denominated in the same currency. As a result, during the three months ended March 31, 2015, the translation of the results of our foreign operations from their local currencies to the Canadian dollar favorably impacted costs by $6.8 million, substantially offsetting the unfavourable translation impact of $7.4 million on our revenue. During the six months ended March 31, 2015 the translation of the results of our foreign operations from their local currencies to the Canadian dollar unfavourably impacted costs by $36.0 million, substantially offsetting the favourable translation impact of $46.5 million on our revenue. In certain cases where there is a substantial imbalance between the costs incurred and the revenue earned in a specific currency, the Company may enter into foreign exchange forward contracts to hedge its cash flows.
3.5.2. Foreign Exchange Loss
The Company, in addition to its natural hedges, has a strategy in place to manage its exposure, to the extent possible, to exchange rate fluctuations through the effective use of derivatives. During the quarter ended March 31, 2015, CGI incurred $6.7 million of foreign exchange losses mainly driven by the timing in payments combined with the volatility and fluctuation of foreign exchange rates.

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2015	Page	18

3.6. ADJUSTED EBIT BY SEGMENT

In thousands of dollars except for percentages	For the three months ended March 31,			For the six months ended March 31,
	2015	2014	Change	2015	2014	Change

U.S.	108,502	39,819	172.5%	203,629	107,158	90.0%
As a percentage of U.S. revenue	15.5%	6.2%		15.0%	8.1%

NSESA	58,967	64,243	(8.2%)	105,521	113,389	(6.9%)
As a percentage of NSESA revenue	12.1%	11.4%		10.6%	10.2%

Canada	77,143	93,900	(17.8%)	157,883	184,014	(14.2%)
As a percentage of Canada revenue	20.0%	22.3%		20.6%	21.8%

France	40,895	62,672	(34.7%)	81,772	98,389	(16.9%)
As a percentage of France revenue	12.4%	17.4%		12.5%	14.2%

U.K.	37,583	38,811	(3.2%)	72,756	59,923	21.4%
As a percentage of U.K. revenue	11.3%	11.5%		11.3%	9.6%

CEE	21,026	26,592	(20.9%)	46,432	54,769	(15.2%)
As a percentage of CEE revenue	8.6%	9.9%		9.2%	10.2%

Asia Pacific	19,000	15,427	23.2%	39,172	26,750	46.4%
As a percentage of Asia Pacific revenue	16.0%	14.5%		17.2%	12.9%

Adjusted EBIT	363,116	341,464	6.3%	707,165	644,392	9.7%
Adjusted EBIT margin	14.0%	12.6%		13.8%	12.0%
Adjusted EBIT for the quarter was $363.1 million, an increase of $21.7 million or 6.3% from Q2 2014. When excluding $26.0 million of non-recurring items from the the previous fiscal year, namely from benefits related to the resolution of acquisition-related provisions, adjusted EBIT increased by $47.7 million. Adjusted EBIT margin increased to 14.0% from 11.7% over the same period last year when excluding the same non-recurring items in Q2 2014.
For the six months ended March 31, 2015, adjusted EBIT was $707.2 million, an increase of $62.8 million or 9.7% from the six months ended March 31, 2014. When excluding $34.5 million of non-recurring benefits during the first half of 2014, namely from benefits related to the resolution of acquisition-related provisions, adjusted EBIT increased by $97.3 million. Adjusted EBIT margin increased to 13.8% from 11.4% over the same period last year when excluding the same non-recurring items of 2014.
The favourable variance in both periods was primarily due to the U.S. segment as a result of the completion of the ACA related projects which required additional resources and expenses in fiscal 2014.
3.6.1. U.S.
Adjusted EBIT in the U.S. segment was $108.5 million in Q2 2015, an increase of $68.7 million compared to Q2 2014, while the margin increased to 15.5% from 6.2%. For the six months ended March 31, 2015, adjusted EBIT in the U.S. segment was $203.6 million, an increase of $96.5 million over the same period of fiscal 2014, while the margin increased to 15.0% from 8.1%. The favourable variances were mainly due to the extra resources and expenses needed in fiscal 2014 to complete the ACA related projects and the increase in volume from existing and new business in the financial services and government vertical markets.
3.6.2. NSESA
Adjusted EBIT in the NSESA segment was $59.0 million in Q2 2015 as compared to $64.2 million in the same quarter last year. Adjusted EBIT increased by $3.7 million when excluding the $6.8 million curtailment gain on a pension plan obligation and $2.2 million of non-recurring benefits related to the resolution of acquisition-related provisions in the second quarter of fiscal 2014. Adjusted EBIT margin was 12.1%, an improvement from 9.8% for the same period a year ago when excluding

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2015	Page	19

the non-recurring benefits in Q2 2014. This increase in adjusted EBIT margin was mainly attributable to the realization of the cost synergies implemented as part of the integration and the increased use of offshoring to lower their cost base.
For the six months ended March 31, 2015, adjusted EBIT in the NSESA segment was $105.5 million, as compared to $113.4 million for the same period last year. Adjusted EBIT increased by $3.7 million when excluding the $6.8 million curtailment gain on a pension plan obligation and $4.8 million of non-recurring benefits related to the resolution of acquisition-related provisions in the first half of fiscal 2014. Adjusted EBIT margin was 10.6%, an improvement from 9.1% for the same period a year ago when excluding the non-recurring benefits in the first half of fiscal 2014. This increase in adjusted EBIT margin was mainly due to the same factors identified for the quarter.
3.6.3. Canada
Adjusted EBIT in the Canada segment was $77.1 million in Q2 2015, a decrease of $16.8 million compared to Q2 2014, while the margin decreased to 20.0% from 22.3% in Q2 2014. The decrease in adjusted EBIT margin was due to the expiration of certain contracts as identified in the revenue analysis and to certain investments made on business development primarily in the financial services vertical.
For the six months ended March 31, 2015, adjusted EBIT in the Canada segment was $157.9 million, a decrease of $26.1 million compared to Q2 2014 which mainly resulted from the revenue decrease. The margin decreased to 20.6% from 21.8% in the first half of fiscal 2014; the decrease in margin was due to the same factors identified for the quarter.
3.6.4. France
Adjusted EBIT in the France segment was $40.9 million in Q2 2015, as compared to $62.7 million in the same quarter last year. Adjusted EBIT decreased by $11.2 million when excluding the $7.6 million favourable impact mainly coming from the renegotiation of a low margin contract and $3.0 million of non-recurring benefits related to the resolution of acquisition-related provisions in the second quarter of fiscal 2014. Adjusted EBIT margin was 12.4%, down from 14.5% for the same period a year ago when excluding the non-recurring benefits in Q2 2014. This decrease in adjusted EBIT margin was primarily due to the previous year's positive impact from the reduction of the 2013 performance based compensation accruals.
For the six months ended March 31, 2015, adjusted EBIT in the France segment was $81.8 million as compared to $98.4 million for the same period last year. Adjusted EBIT remained stable when excluding the $9.4 million of non-recurring benefits related to the resolution of acquisition-related provisions mainly for the settlement of tax credits, as well as a favourable impact of $7.6 million mainly coming from the renegotiation of a low margin contract. Adjusted EBIT margin was 12.5%, an improvement from 11.8% for the same period a year ago when excluding the non-recurring benefits in the first half of fiscal 2014. This increase in adjusted EBIT margin was mainly attributable to the realization of the cost synergies implemented as part of the integration.

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2015	Page	20

3.6.5. U.K.
Adjusted EBIT in the U.K. segment was $37.6 million in Q2 2015, as compared to $38.8 million in the same quarter last year. Adjusted EBIT increased by $2.8 million when excluding the $4.0 million of non-recurring benefits related to the resolution of acquisition-related provisions mainly for the renegotiation of office leases in the second quarter of fiscal 2014. Adjusted EBIT margin was 11.3%, up from 10.3% for the same period a year ago when excluding the non-recurring benefits in Q2 2014. This increase in adjusted EBIT margin was mainly the result of higher margin projects including an improved mix of business solutions revenue.
For the six months ended March 31, 2015, adjusted EBIT in the U.K. segment was $72.8 million, as compared to $59.9 million for the same period last year. Adjusted EBIT increased by $16.8 million when excluding the $4.0 million of non-recurring benefits related to the resolution of acquisition-related provisions mainly for the renegotiation of office leases during the first half of 2014. Adjusted EBIT margin increased to 11.3% an improvement from 8.9% for the same period a year ago when excluding the non-recurring benefits in the first half of fiscal 2014. This increase in adjusted EBIT margin was due to the same factors identified for the quarter.
3.6.6. CEE
Adjusted EBIT in the CEE segment was $21.0 million in Q2 2015, as compared to $26.6 million for the same quarter last year. Adjusted EBIT decreased by $2.0 million when excluding the $3.6 million of non-recurring benefits related to the resolution of acquisition-related provisions in Q2 2014. Adjusted EBIT margin was 8.6%, essentially flat when excluding the non-recurring benefits in the second quarter of fiscal 2014. The realization of the cost synergies implemented, as part of the integration, were mostly offset by the lower utilization rate in the Netherlands.
For the six months ended March 31, 2015, adjusted EBIT in the CEE segment was $46.4 million, as compared to $54.8 million for the same period last year. Adjusted EBIT decreased by $4.7 million when excluding the $3.6 million of non-recurring benefits related to the resolution of acquisition-related provisions in the first half of fiscal 2014. Adjusted EBIT margin was 9.2%, and essentially flat when excluding the non-recurring benefits in the first half of fiscal 2014 due to the same factors identified for the quarter.
3.6.7. Asia Pacific
Adjusted EBIT in the Asia Pacific segment was $19.0 million in Q2 2015, an increase of $3.6 million compared to Q2 2014, while the margin increased to 16.0% from 14.5%. For the six months ended March 31, 2015, adjusted EBIT in the Asia Pacific segment was $39.2 million, an increase of $12.4 million, while the margin increased to 17.2% from 12.9%. This increase in adjusted EBIT margin for the three and six months ended March 31, 2015 was mainly the result of the implementation of additional productivity improvements in the India and Philippines global delivery centers.

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2015	Page	21

3.7. EARNINGS BEFORE INCOME TAXES
The following table provides a reconciliation between our adjusted EBIT and earnings before income taxes, which is reported in accordance with IFRS.

In thousands of dollars except for percentages	For the three months ended March 31,				For the six months ended March 31,
	2015	% of Revenue	2014	% of Revenue	2015	% of Revenue	2014	% of Revenue

Adjusted EBIT	363,116	14.0%	341,464	12.6%	707,165	13.8%	644,392	12.0%
Minus the following items:
Integration-related costs	—	0.0%	25,964	1.0%	—	0.0%	48,579	0.9%
Finance costs	24,804	1.0%	25,810	1.0%	49,304	1.0%	54,248	1.0%
Finance income	(333)	(0.0%)	(793)	(0.0%)	(1,253)	(0.0%)	(1,873)	(0.0%)
Earnings before income taxes	338,645	13.0%	290,483	10.7%	659,114	12.8%	543,438	10.2%
3.7.1. Integration-Related Costs
For the three and six months ended March 31, 2014, the $26.0 million and $48.6 million of integration-related costs incurred pertained to the restructuring and transformation of Logica’s operations to the CGI operating model. In September 2014, we completed the integration of Logica at a total cost of $575.5 million to drive annual savings in excess of $400 million and enhanced EPS accretion. At the end of Q2 2015, a balance of $52.5 million related to the integration remains to be disbursed. Further details are provided in section 4.1.1 of the present document.
3.7.2. Finance Costs
Finance costs mainly include the interest on our long-term debt. The decrease in finance costs for the three and six months ended March 31, 2015 was mainly the result of long-term debt repayments.
3.7.3. Finance Income
Finance income includes interest and other investment income related to cash balances, investments, and tax assessments.

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2015	Page	22

3.8. NET EARNINGS AND EARNINGS PER SHARE
The following table sets out the information supporting the earnings per share calculations:

In thousands of dollars except for percentages	For the three months ended March 31,			For the six months ended March 31,
	2015	2014	Change	2015	2014	Change

Earnings before income taxes	338,645	290,483	16.6%	659,114	543,438	21.3%
Income tax expense	87,471	59,632	46.7%	171,684	122,797	39.8%
Effective tax rate	25.8%	20.5%		26.0%	22.6%
Net earnings	251,174	230,851	8.8%	487,430	420,641	15.9%
Net earnings margin	9.7%	8.5%		9.5%	7.9%

Weighted average number of shares outstanding

Class A subordinate voting shares and Class B multiple voting shares (basic)	312,711,663	307,600,215	1.7%	311,912,349	308,045,996	1.3%

Class A subordinate voting shares and Class B multiple voting shares (diluted)	322,915,371	316,695,250	2.0%	321,450,853	317,773,590	1.2%

Earnings per share (in dollars)

Basic	0.80	0.75	6.7%	1.56	1.37	13.9%
Diluted	0.78	0.73	6.8%	1.52	1.32	15.2%

3.8.1. Income Tax Expense
For Q2 2015, the income tax expense was $87.5 million, an increase of $27.8 million compared to $59.6 million in Q2 2014, while our effective tax rate increased from 20.5% to 25.8%. The change in income tax rate was due to a favourable tax adjustment of $11.9 million in Q2 2014 mainly resulting from the settlement of tax liabilities from the legacy Logica European operations. When excluding this favourable tax adjustment of $11.9 million in Q2 2014, the income tax rate would have been 24.6% compared to 25.8% in Q2 2015. The increase in the income tax rate was mainly attributable to the increased profitability of our U.S. operations where the enacted income tax rate is higher.
For the six months ended March 31, 2015, the income tax expense was $171.7 million, an increase of $48.9 million compared to $122.8 million over the same period last year, while our effective tax rate increased from 22.6% to 26.0%. When excluding the favourable tax adjustment of $11.9 million in Q2 2014, the income tax rate would have been 24.8% compared to 26.0% for the six months ended March 31, 2015. The increase in income tax expense and the income tax rate was due to the same factor as identified for the quarter.
The table on page 24 shows the year-over-year comparison of the tax rate with the impact of all specific items removed.
Based on the enacted rates at the end of Q2 2015 and our current business mix, we expect our effective tax rate before any significant adjustments to be in the range of 25% to 27% in subsequent periods.
3.8.2. Weighted Average Number of Shares
For Q2 2015, CGI’s basic and diluted weighted average number of shares increased compared to Q2 2014 due to the effect of issuance and exercise of stock options.

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2015	Page	23

3.8.3. Net Earnings and Earnings per Share Prior to Specific Items
Below is a table showing the year-over-year comparison prior to specific items such as the integration-related costs, the benefits related to the resolution of acquisition-related provisions and the tax adjustments:

In thousands of dollars except for percentages	For the three months ended March 31,			For the six months ended March 31,
	2015	2014	Change	2015	2014	Change

Earnings before income taxes	338,645	290,483	16.6%	659,114	543,438	21.3%
Add back:
Integration-related costs	—	25,964	(100.0%)	—	48,579	(100.0%)
Remove:
Resolution of acquisition-related provisions [1]	—	11,650	(100.0%)	—	20,062	(100.0%)
Earnings before income taxes prior to specific items	338,645	304,797	11.1%	659,114	571,955	15.2%
Margin	13.0%	11.3%		12.8%	10.7%

Income tax expense	87,471	59,632	46.7%	171,684	122,797	39.8%
Add back:
Tax adjustments	—	11,900	(100.0%)	—	11,900	(100.0%)
Tax deduction on integration-related costs	—	6,843	(100.0%)	—	11,352	(100.0%)
Remove:
Income taxes on the resolution of acquisition-related provisions	—	3,131	(100.0%)	—	3,783	(100.0%)
Income tax expense prior to specific items	87,471	75,244	16.2%	171,684	142,266	20.7%
Effective tax rate prior to specific items	25.8%	24.7%		26.0%	24.9%

Net earnings prior to specific items	251,174	229,553	9.4%	487,430	429,689	13.4%
Net earnings margin	9.7%	8.5%		9.5%	8.0%

Weighted average number of shares outstanding

Class A subordinate voting shares and Class B multiple voting shares (basic)	312,711,663	307,600,215	1.7%	311,912,349	308,045,996	1.3%

Class A subordinate voting shares and Class B multiple voting shares (diluted)	322,915,371	316,695,250	2.0%	321,450,853	317,773,590	1.2%

Earnings per share prior to specific items (in dollars)

Basic	0.80	0.75	6.7%	1.56	1.39	12.2%
Diluted	0.78	0.72	8.3%	1.52	1.35	12.6%

[1]
These benefits came from the adjustment of provisions that were established as part of the purchase price allocation for the Logica acquisition. Subsequent to the finalization of the purchase price allocation such adjustments flow through the statement of earnings. Examples of the items that may be included in these benefits comprise the resolution of provisions on client contracts, the settlement of tax credits and the early termination of lease agreements.

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2015	Page	24

4.	Liquidity

4.1. INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
CGI’s growth is financed through a combination of our cash flow from operations, borrowing under our existing credit facilities, the issuance of long-term debt, and the issuance of equity. One of our financial priorities is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.
As at March 31, 2015, cash and cash equivalents were $223.5 million. The following table provides a summary of the generation and use of cash for the three and six months ended March 31, 2015 and 2014.

In thousands of dollars	For the three months ended March 31,			For the six months ended March 31,
	2015	2014	Change	2015	2014	Change

Cash provided by operating activities	284,705	350,655	(65,950)	623,910	416,959	206,951
Cash used in investing activities	(55,655)	(83,802)	28,147	(118,721)	(169,031)	50,310
Cash used in financing activities	(508,426)	(332,802)	(175,624)	(831,885)	(208,169)	(623,716)
Effect of foreign exchange rate changes on cash and cash equivalents	13,305	(6,759)	20,064	14,487	(12,522)	27,009
Net (decrease) increase in cash and cash equivalents	(266,071)	(72,708)	(193,363)	(312,209)	27,237	(339,446)

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2015	Page	25

4.1.1. Cash Provided by Operating Activities
For the three months ended March 31, 2015, and 2014, cash provided by operating activities was $284.7 million compared to $350.7 million, or 10.9% of revenue compared to 13.0% last year. This decrease was mainly due to additional income tax payments in the quarter in the amount of $42.6 million. The timing of our working capital inflows and outflows will always have an impact on the cash flow from operations. Excluding the integration-related cash disbursements in respect of the integration program of $29.6 million in Q2 2015 and the $49.8 million in Q2 2014, the cash provided by operating activities would have been $314.3 million in Q2 2015, representing 12.1% of revenue compared to $400.5 million or 14.8% of revenue in Q2 2014.
For the six months ended March 31, 2015, and 2014, cash provided by operating activities was $623.9 million compared to $417.0 million, or 12.1% of revenue compared to 7.8% last year. This increase was mainly due to the improvement in net earnings and in the net change in non-cash working capital items. Excluding the integration-related cash disbursements in respect of the integration program for the six months ended March 31, 2015 and 2014 of $50.8 million and $103.1 million respectively, the cash provided by operating activities would have been $674.7, million representing 13.1% of revenue compared to $520.1 million or 9.7% of revenue respectively.
The following table provides a summary of the generation and use of cash from operating activities:

In thousands of dollars	For the three months ended March 31,			For the six months ended March 31,
	2015	2014	Change	2015	2014	Change

Net earnings	251,174	230,851	20,323	487,430	420,641	66,789
Amortization and depreciation	108,210	117,455	(9,245)	214,101	227,919	(13,818)
Other adjustments [1]	690	1,968	(1,278)	27,400	12,556	14,844
Cash flow from operating activities before net change in non-cash working capital items	360,074	350,274	9,800	728,931	661,116	67,815
Net change in non-cash working capital items:
Accounts receivable, work in progress and deferred revenue	83,770	309,166	(225,396)	37,462	86,928	(49,466)
Accounts payable and accrued liabilities, accrued compensation, provisions and long-term liabilities	(98,911)	(303,562)	204,651	(135,665)	(356,090)	220,425
Other [2]	(60,228)	(5,223)	(55,005)	(6,818)	25,005	(31,823)
Net change in non-cash working capital items	(75,369)	381	(75,750)	(105,021)	(244,157)	139,136
Cash provided by operating activities	284,705	350,655	(65,950)	623,910	416,959	206,951

[1]	Other adjustments are comprised of deferred income taxes, foreign exchange loss (gain) and share-based payment costs.

[2]	Comprised of prepaid expenses and other assets, long-term financial assets, retirement benefits obligations, derivative financial instruments and income taxes.
For the three months ended March 31, 2015, the net $75.4 million of cash used in non-cash working capital items was mostly due to :

•
Cash coming from the accounts receivable, work in progress and deferred revenue of $83.8 million mainly due to the collection of tax credits and to a decrease in our DSO from 42 days in Q1 2015 to 41 days in Q2 2015.

•
Cash used for accounts payable and accrued liabilities, accrued compensation, provisions and long-term liabilities of $98.9 million, mostly due to the timing of the payment of sales and payroll taxes, as well as payments for integration-related items.

•
Cash used for the prepaid expenses and other assets, long-term financial assets, retirement benefits obligations, derivative financial instruments and income taxes of $60.2 million mostly related to prepaid, as well as the timing of U.S. income taxes payments.

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2015	Page	26

For the six months ended March 31, 2015, the net $105.0 million of cash used in non-cash working capital items was mostly due to :

•
Cash coming from the accounts receivable, work in progress and deferred revenue of $37.5 million mainly due to a decrease in our DSO from 43 days in Q4 2014 to 41 days in Q2 2015 and the collection of tax credits.

•
Cash used for accounts payable and accrued liabilities, accrued compensation, provisions and long-term liabilities of $135.7 million mostly due to payments for integration-related items and the payment of performance-based compensation to our members.

The following table provides a summary of the movements in the integration-related provision:

In millions of dollars	For the three months ended March 31,		For the six months ended March 31,
	2015	2014	2015	2014

Integration-related provision at the beginning of the period	83.0	110.1	105.6	135.8
Integration-related expenses	—	26.0	—	48.6
Integration-related payments	(29.6)	(49.8)	(50.8)	(103.1)
Net impact on non-cash working capital	(29.6)	(23.8)	(50.8)	(54.5)
Plus: FX impact [1]	(0.9)	4.2	(2.3)	9.2
Minus: Non-cash integration-related costs	—	—	—	—
Integration-related provision at the end of the period	52.5	90.5	52.5	90.5
1     The foreign currency translation was recorded in other comprehensive income.

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2015	Page	27

4.1.2. Cash Used in Investing Activities
For the three and six months ended March 31, 2015, $55.7 million and $118.7 million were used in investing activities while $83.8 million and $169.0 million were used over the same periods of last year. The following table provides a summary of the generation and use of cash from investing activities.

In thousands of dollars	For the three months ended March 31,			For the six months ended March 31,
	2015	2014	Change	2015	2014	Change

Proceeds from sale of property, plant and equipment	—	—	—	15,255	—	15,255
Purchase of property, plant and equipment	(21,960)	(41,818)	19,858	(67,779)	(92,145)	24,366
Additions to contract costs	(16,769)	(21,570)	4,801	(31,446)	(34,334)	2,888
Additions to intangible assets	(19,330)	(22,211)	2,881	(34,987)	(37,589)	2,602
Net change in short-term investments and net purchase of long-term investments	1,503	5	1,498	(1,791)	(8,597)	6,806
Payments received from long-term receivables	901	1,792	(891)	2,027	3,634	(1,607)
Cash used in investing activities	(55,655)	(83,802)	28,147	(118,721)	(169,031)	50,310
For the three months ended March 31, 2015, we used $55.7 million in our investing activities, compared to $83.8 million for the three months ended March 31, 2014 which represented a decrease of $28.1 million. The variance was mainly driven by the increased volume of finance leases for purchase of property, plant and equipment.
For the six months ended March 31, 2015, we used $118.7 million in our investing activities, compared to $169.0 million for the six months ended March 31, 2014 which represented a decrease of $50.3 million. The decrease was mainly driven by proceeds from sales of property, plant and equipment in our first quarter and by the increased volume of finance leases as identified above.
4.1.3. Cash Used in Financing Activities
For the three and six months ended March 31, 2015, $508.4 million and $831.9 million were used in financing activities while $332.8 million and $208.2 million were used over the same periods of last year. The following table provides a summary of the generation and use of cash from financing activities.

In thousands of dollars	For the three months ended March 31,			For the six months ended March 31,
	2015	2014	Change	2015	2014	Change

Net change in unsecured committed revolving credit facility	—	(322,942)	322,942	—	(108,668)	108,668
Net change in long-term debt	(473,541)	(5,699)	(467,842)	(764,457)	6,184	(770,641)
	(473,541)	(328,641)	(144,900)	(764,457)	(102,484)	(661,973)
Settlement of derivative financial instruments	(55,350)	—	(55,350)	(98,322)	—	(98,322)
Purchase of Class A subordinate voting shares held in trust	—	—	—	(11,099)	(23,016)	11,917
Resale of Class A subordinate voting shares held in trust	—	—	—	—	1,390	(1,390)
Repurchase of Class A subordinate voting shares	—	(11,468)	11,468	—	(111,468)	111,468
Issuance of Class A subordinate voting shares	20,465	7,307	13,158	41,993	27,409	14,584
Cash used in financing activities	(508,426)	(332,802)	(175,624)	(831,885)	(208,169)	(623,716)
In Q2 2015, $473.5 million was used to reduce our outstanding long-term debt mainly driven by the $461.5 million repayments under the term loan credit facility, while in Q2 2014 we made net repayments of $322.9 million on our credit facility and

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2015	Page	28

decreased our outstanding long-term debt by $5.7 million. Following the net repayments on our outstanding long-term debt in Q2 2015, the Company used $55.4 million to settle the related cross-currency swaps contract.
For the current quarter, we did not repurchase any Class A subordinate voting shares under the current and previous NCIB, while for Q2 2014, $11.5 million was used to purchase 346,700 Class A subordinate voting shares under the annual aggregate limit of the NCIB then in effect. Finally, in Q2 2015, we received $20.5 million in proceeds from the exercise of stock options, compared to $7.3 million in Q2 2014.
For the six months ended March 31, 2015, $764.5 million was used to reduce our outstanding long-term debt mainly driven by $759.7 million in repayments under the term loan credit facility, while we made net repayments of $108.7 million on our credit facility and increased our outstanding long-term debt by $6.2 million for the same period last year. Following the net repayments on our outstanding long-term debt, the Company used $98.3 million to settle the related cross-currency swaps contract.
For the six months ended March 31, 2015, we did not repurchase any Class A subordinate voting shares under the current and previous NCIB, while for the six months ended March 31, 2014, $111.5 million was used to purchase 2,837,360 Class A subordinate voting shares under the annual aggregate limit of the NCIB then in effect. For the six months ended March 31, 2015, an amount of $11.1 million was used to purchase CGI shares under the Company's Performance Share Unit Plan (the "PSU" Plan) which is part of the compensation package of certain senior executive officers, while for the comparable period of last year, a net amount of $21.6 million was used to purchase shares under the PSU Plan.
Finally, for the six months ended March 31, 2015, we received $42.0 million in proceeds from the exercise of stock options, compared to $27.4 million during the six months ended March 31, 2014.
4.1.4. Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents
For the three and six months ended March 31, 2015, the effect of foreign exchange rate changes on cash and cash equivalents was negligible. These amounts had no effect on net earnings as they were recorded in other comprehensive income.

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2015	Page	29

4.2. CAPITAL RESOURCES

As at March 31 2015,	Total commitment	Available	Outstanding
In thousands of dollars
Cash and cash equivalents	—	223,506	—
Long-term investments	—	36,869	—
Unsecured committed revolving facilities [a]	1,500,000	1,461,169	38,831
Total	1,500,000	1,721,544	38,831
a Consists of Letters of Credit for $38.8 million outstanding on March 31, 2015.
Our cash position and bank lines are sufficient to support our growth strategy. At March 31, 2015, cash and cash equivalents and long-term marketable investments represented $260.4 million.
Cash equivalents typically include term deposits, all with maturities of 90 days or less. Long-term marketable investments include corporate and government bonds with maturities ranging from one to five years, rated “A” or higher.
The amount of capital available was $1,721.5 million. The long-term debt agreements contain covenants, which require us to maintain certain financial ratios. At March 31, 2015, CGI was in compliance with these covenants.
Total debt decreased by $318.9 million to $2,130.2 million at March 31, 2015, compared to $2,449.1 million at December 31, 2014. The variation was mainly due to the reimbursement of $461.5 million under the term loan credit facility partially offset by an unrealized loss of $138.3 million on foreign exchange translation.
As at March 31, 2015, CGI is showing a negative working capital1 of $137.2 million. The Company has also $1.5 billion available under its unsecured revolving facilities and is generating a significant level of cash that will allow it to fund its operations and further decrease the amount of debt outstanding in the foreseeable future while maintaining adequate levels of liquidity.
As at March 31, 2015, the Company did not have material cash balances subject to tax implications on repatriation.

1    Working capital is defined as total current assets minus total current liabilities.

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2015	Page	30

4.3. CONTRACTUAL OBLIGATIONS
We are committed under the terms of contractual obligations with various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements. There have been no material changes to these obligations since our year ended September 30, 2014.
4.4. FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS
We use various financial instruments to manage our exposure to fluctuations of foreign currency exchange rates and interest rates. We do not hold or use any derivative instruments for trading purposes. Foreign exchange translation gains or losses on the net investments and the effective portions of gains or losses on instruments hedging the net investments are recorded in the consolidated statement of comprehensive income. Any realized or unrealized gains or losses on instruments covering the U.S. denominated debt are also recognized in the consolidated statement of comprehensive income.
The following financial instruments have been materially modified since our year ended September 30, 2014:
Hedges on net investments in foreign operations
— $219.0 million cross-currency swaps in Euro designated as a hedging instrument of the Company’s net investment in European operations ($968.8 million as at September 30, 2014).
Cash flow hedges on future revenue
— $185.2 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Canadian dollar and the Indian rupee ($94.6 million as at September 30, 2014).
— €13.6 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Indian rupee (nil as at September 30, 2014).
— £36.6 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the British pound and the Indian rupee (nil as at September 30, 2014).
4.5. SELECTED MEASURES OF LIQUIDITY AND CAPITAL RESOURCES

As at March 31,	2015	2014

In thousands of dollars except for percentages
Reconciliation between net debt and long-term debt including the current portion:
Net debt	1,869,780	2,678,232
Add back:
Cash and cash equivalents	223,506	133,436
Short-term investments	—	316
Long-term investments	36,869	30,479
Long-term debt including the current portion	2,130,155	2,842,463

Net debt to capitalization ratio	24.4%	35.6%
Return on equity	18.4%	17.9%
Return on invested capital	14.6%	13.4%
Days sales outstanding (in days)	41	47
We use the net debt to capitalization ratio as an indication of our financial leverage in order to pursue any large outsourcing contracts, expand global delivery centers, or make acquisitions. On August 20, 2012, we acquired Logica using a combination of debt and shares, causing our net debt to capitalization ratio to increase significantly. The net debt to capitalization ratio

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2015	Page	31

decreased from 35.6% in Q2 2014 to 24.4% in Q2 2015 due to the improved cash generation allowing us to reduce our net debt by $808.5 million.
Return on equity is a measure of the return we are generating for our shareholders. ROE increased from 17.9% in Q2 2014 to 18.4% in Q2 2015. The increase was mainly due to the higher net earnings over the last four quarters.
ROIC is a measure of the Company’s efficiency in allocating the capital under our control to profitable investments. The return on invested capital was 14.6% as at March 31, 2015, compared to 13.4% a year ago. The improvement in the ROIC was mainly the result of our higher after-tax adjusted EBIT compared to last year.
DSO decreased from 47 days in Q2 2014 to 41 days at the end of Q2 2015. In calculating the DSO, we subtract the deferred revenue balance from trade accounts receivable and work in progress; for that reason, the timing of payments received from outsourcing clients in advance of the work to be performed and the timing of payments related to project milestones can affect the DSO fluctuations. We remain committed to manage our DSO within our 45 day target or less.
4.6. OFF-BALANCE SHEET FINANCING AND GUARANTEES
CGI engages in the practice of off-balance sheet financing in the normal course of operations for a variety of transactions such as operating leases for office space, computer equipment and vehicles as well as accounts receivable factoring. From time to time, we also enter into agreements to provide financial or performance assurances to third parties on the sale of assets, business divestitures, guarantees and government and commercial contracts.
In connection with sales of assets and business divestitures, we may be required to pay counterparties for costs and losses incurred as the result of breaches in our contractual obligations, representations and warranties, intellectual property right infringement and litigation against counterparties, among others. While some of the agreements specify a maximum potential exposure totalling $10.1 million, others do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its consolidated financial statements.
We are also engaged to provide services under contracts with governments including the U.S. Government. The contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of such governments investigate whether our operations are being conducted in accordance with these requirements. Generally, such governments have the right to change the scope of, or terminate, these projects at its convenience. The termination or a reduction in the scope of a major government project could have a material adverse effect on our results of operations and financial condition.
In the normal course of business, we may provide certain clients, principally governmental entities, with bid and performance bonds. In general, we would only be liable for the amount of the bid bonds if we refuse to perform the project once the bid is awarded. We would also be liable for the performance bonds in the event of default in the performance of our obligations. As at March 31, 2015, we had committed for a total of $59.5 million for these bonds. To the best of our knowledge, we complied with our performance obligations under all service contracts for which there was a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on our consolidated results of operations or financial condition.
4.7. CAPABILITY TO DELIVER RESULTS
Sufficient capital resources and liquidity are required for supporting ongoing business operations and to execute our build and buy growth strategy. The Company has sufficient capital resources coming from the cash generated from operations, credit facilities, long-term debt agreements and invested capital from shareholders. Our principal uses of cash are for procuring new large outsourcing and managed services contracts; investing in our business solutions; pursuing accretive acquisitions; buying back CGI shares and paying down debt. Funds were also used to expand our global delivery network as more and more of our clients demand lower cost alternatives. In terms of financing, we are well positioned to continue executing our four-pillar growth strategy in fiscal 2015.

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2015	Page	32

Strong and experienced leadership is essential to successfully implement our corporate strategy. CGI has a strong leadership team with members who are highly knowledgeable and have gained a significant amount of experience within the IT industry via various career paths and leadership roles. CGI fosters leadership development to ensure a continuous flow of knowledge and strength is maintained throughout the organization. As part of our succession planning in key positions, we established the Leadership Institute, our own corporate university, to develop leadership, technical and managerial skills inspired by CGI’s roots and traditions.
As a Company built on human capital, our professionals and their knowledge are critical to delivering quality service to our clients. Our human resources program provides competitive compensation and benefits, a favourable working environment, and our training and career development programs combine to allow us to attract and retain the best talent. Employee satisfaction is monitored regularly through a Company-wide survey and issues are addressed immediately. Approximately 47,000 of our members are also owners of CGI through our Share Purchase Plan. The Share Purchase Plan, along with the Profit Participation Program, allows members to share in the success of the Company and aligns member objectives with our strategic goals.
In addition to our capital resources and the talent of our human capital, CGI has established a Management Foundation encompassing governance policies, sophisticated management frameworks and an organizational model for its business units and corporate processes. This foundation, along with our appropriate internal systems, helps in providing a disciplined high standard of quality service to our clients across all of our operations, and additional value to our stakeholders. CGI’s operations maintain appropriate certifications in accordance with service requirements such as the ISO and Capability Maturity Model Integration quality programs.

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2015	Page	33

5.	Changes in Accounting Policies

The interim condensed consolidated financial statements for the three and six months ended March 31, 2015 include all adjustments that CGI’s management considers necessary for the fair presentation of its financial position, results of operations, and cash flows.
FUTURE ACCOUNTING STANDARD CHANGES
The following standards have been issued but are not yet effective:
IFRS 15 - Revenue from Contracts with Customers
In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers”, to specify how and when to recognize revenue as well as requiring the provision of more informative and relevant disclosures. IFRS 15 supersedes IAS 18, "Revenue”, IAS 11, “Construction Contracts”, and other revenue related interpretations. The standard will be effective on October 1, 2017 for the Company with earlier adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.
IFRS 9 - Financial Instruments
In July 2014, the IASB amended IFRS 9, “Financial Instruments”, to bring together the classification and measurement, impairment and hedge accounting phases of the IASB's project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The standard supersedes all previous versions of IFRS 9 and will be effective on October 1, 2018 for the Company with earlier application permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2015	Page	34

6.	Critical Accounting Estimates and Judgements

The Company’s significant accounting policies are described in Note 3 of the audited consolidated financial statements for the year ended September 30, 2014. The preparation of the consolidated financial statements requires management to make judgements and estimates that affect the reported amounts of assets, liabilities and equity and the accompanying disclosures at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because the use of judgements and estimates is inherent in the financial reporting process, actual results could differ.
An accounting estimate is considered critical if the estimate requires management to make assumptions about matters that were highly uncertain at the time the estimate was made, if different estimates could reasonably have been used in the period, or changes in the accounting estimates that are reasonably likely to occur, could have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

Areas impacted by estimates	Consolidated balance sheets	Consolidated statements of earnings
		Revenue	Cost of services, selling and administrative	Income taxes
Revenue recognition [1]	✓	✓	✓
Estimated losses on revenue-generating contracts	✓		✓
Goodwill impairment	✓		✓
Business combinations	✓	✓	✓	✓
Income taxes	✓			✓
Litigations and claims	✓	✓	✓
1     Affects the balance sheet through accounts receivable, work in progress and deferred revenue.

The use of judgments, apart from those involving estimations, that have the most significant effect on the amounts recognized in the financial statements are:
Multiple component arrangements
Assessing whether the deliverables within an arrangement are separately identifiable components requires judgement by management. A component is considered as separately identifiable if it has value to the client on a stand-alone basis. The Company first reviews the contract clauses to evaluate if the deliverable is accepted separately by the client. Then, the Company assesses if the deliverable could have been provided by another vendor and if it would have been possible for the client to decide to not purchase the deliverable.
Deferred tax assets
Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Management judgment is required concerning uncertainties that exist with respect to the timing of future taxable income required to recognize a deferred tax asset. The Company recognizes an income tax benefit only when it is probable that the tax benefit will be realized in the future. In making this judgement, the Company assesses forecasts and the availability of future tax planning strategies.

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2015	Page	35

Significant estimates about the future and other major sources of estimation uncertainty at the end of the reporting period could have a significant risk of causing a material adjustment to the carrying amounts of the following:
Revenue recognition
Revenue is measured at the fair value of the consideration received or receivable net of discounts, volume rebates and sales related taxes.
The Company’s arrangements often include a mix of the services and products. If an arrangement involves the provision of multiple components, the total arrangement value is allocated to each separately identifiable component based on its relative selling price. When estimating the selling price of each component, the Company maximizes the use of observable prices which are established using the Company’s prices for the same or similar components. When observable prices are not available, the Company estimates selling prices based on its best estimate. The best estimate of selling price is the price at which the Company would normally expect to offer the services or products and is established by considering a number of internal and external factors including, but not limited to, geographies, the Company’s pricing policies, internal costs and margins.
Revenue from systems integration and consulting services under fixed-fee arrangements where the outcome of the arrangements can be estimated reliably is recognized using the percentage-of-completion method over the service periods. The Company uses the labour costs or labour hours to measure the progress towards completion. This method relies on estimates of total expected labour costs or total expected labour hours to complete the service, which are compared to labour costs or labour hours incurred to date, to arrive at an estimate of the percentage of revenue earned to date. Management regularly reviews underlying estimates of total expected labour costs or hours. If the outcome of an arrangement cannot be estimated reliably, revenue is recognized to the extent of arrangement costs incurred that are likely to be recoverable.
Estimated losses on revenue-generating contracts
Estimated losses on revenue-generating contracts may occur due to additional contract costs which were not foreseen at inception of the contract. Contract losses are measured at the amount by which the estimated total costs exceed the estimated total revenue from the contract. The estimated losses on revenue-generating contracts are recognized in the period when it is determined that a loss is probable. Management regularly reviews arrangement profitability and the underlying estimates.
Goodwill impairment
The carrying value of goodwill is tested for impairment annually on September 30, or earlier if events or changes in circumstances indicate that the carrying value may be impaired.
The recoverable amount of each segment has been determined based on the its value in use (“VIU”) calculation which includes estimates about their future financial performance based on cash flows approved by management covering a period of five years as the Company generates revenue mainly through long-term contracts. Key assumptions used in the VIU calculations are the discount rate applied and the long-term growth rate of net operating cash flows. In determining these assumptions, management has taken into consideration the current economic environment and its resulting impact on expected growth and discount rates. The cash flow projections reflect management’s expectations of the operating segment's operating performance and growth prospects in the operating segment’s market. The discount rate applied to an operating segment is the weighted average cost of capital (“WACC”). Management considers factors such as country risk premium, risk-free rate, size premium and cost of debt to derive the WACC.
For goodwill impairment testing purposes, the group of cash-generating units that represent the lowest level within the Company at which management monitors goodwill is the operating segment level.
Business combinations
Management makes assumptions when allocating the fair value of the consideration to tangible and intangible assets acquired and liabilities assumed. The goodwill recognized is composed of the future economic value associated to acquire work force and synergies with the Company’s operations which are primarily due to reduction of costs and new business opportunities.

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The determination of fair value involves making estimates relating to acquired intangible assets, property, plant and equipment, litigation, provision for estimated losses on revenue-generating contracts, other onerous contracts and contingency reserves. Estimates include the forecasting of future cash flows and discount rates.
Income taxes
Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Once this assessment is made, the Company considers the analysis of forecast and future tax planning strategies. Such estimates are made based on the forecast by jurisdiction on an undiscounted basis. Management considers factors such as the number of years to include in the forecast period, the history of the taxable profits and availability of tax strategies.
The Company is subject to taxation in numerous jurisdictions and there are transactions and calculations for which the ultimate tax determination is uncertain. When a tax position is uncertain, the Company recognizes an income tax benefit or reduces an income tax liability only when it is probable that the tax benefit will be realized in the future or that the income tax liability is no longer probable. The provision for uncertain tax position is made using the best estimate of the amount expected to be paid based on qualitative assessment of all relevant factors.
Litigations and claims
Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Provisions are discounted using a current pre-tax rate when the impact of the time value of money is material.
The accrued litigation and legal claim provisions are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances. Estimates include the period in which the underlying cause of the claim occurred and the degree of probability of an unfavourable outcome.

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7.	Integrity of Disclosure

Our management assumes the responsibility for the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.
CGI has a formal corporate disclosure policy whose goal is to raise awareness of the Company’s approach to disclosure among the members of the Board of Directors, senior management and employees.
The Board of Directors has the responsibility under its charter and under the securities laws that govern CGI’s continuous disclosure obligations to oversee CGI's compliance with its continuous and timely disclosure obligations as well as the integrity of the Company's internal controls and management information systems. The Board of Directors carries out this responsibility mainly through its Audit and Risk Management Committee.
The Audit and Risk Management Committee of CGI is composed entirely of independent directors who meet the independence and experience requirements of the New York Stock Exchange as well as those that apply under Canadian securities regulation. The role and responsibilities of the Committee include: (a) reviewing all public disclosure documents containing audited or unaudited financial information concerning CGI; (b) identifying and examining the financial and operating risks to which the Company is exposed, reviewing the various policies and practices of the Company that are intended to manage those risks, and reporting on a regular basis to the Board of Directors concerning risk management; (c) reviewing and assessing the effectiveness of CGI’s accounting policies and practices concerning financial reporting; (d) reviewing and monitoring CGI’s internal control procedures, programs and policies and assessing their adequacy and effectiveness; (e) reviewing the adequacy of CGI’s internal audit resources including the mandate and objectives of the internal auditor; (f) recommending to the Board of Directors the appointment of the external auditors, asserting the external auditors’ independence, reviewing the terms of their engagement, assessing the quality of their performance, and pursuing ongoing discussions with them; (g) reviewing all related party transactions in accordance with the rules of the New York Stock Exchange and other applicable laws and regulations; (h) reviewing the audit procedures including the proposed scope of the external auditors’ examinations; and (i) performing such other functions as are usually attributed to audit committees or as directed by the Board of Directors. In making its recommendation to the Board of Directors in relation to the annual appointment of the external auditor, the Audit and Risk Management Committee conducts an annual assessment of the external auditor following the recommendations of the Chartered Professional Accountants of Canada. The formal assessment is concluded in advance of the Annual General Meeting of Shareholders and is conducted with the assistance of key CGI personnel.
As reported in our 2014 Annual Report, the Company evaluated the effectiveness of its disclosure controls and procedures and internal controls over financial reporting, supervised by and with the participation of the Chief Executive Officer and the Chief Financial Officer as of September 30, 2014. The Chief Executive Officer and Chief Financial Officer concluded that, based on this evaluation, the Company’s disclosure controls and procedures and internal controls over financial reporting were adequate and effective, at a reasonable level of assurance, to ensure that material information related to the Company and its consolidated subsidiaries would be made known to them by others within those entities.
For the quarter ended March 31, 2015, there was no change in our internal control over financial reporting that materially affected, or is reasonably likely to materially affect the Company's internal controls over financial reporting.

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8.	Risk Environment

8.1. RISKS AND UNCERTAINTIES
While we are confident about our long-term prospects, the following risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment.
8.1.1. Risks Related to the Market
Economic risk
The level of business activity of our clients, which is affected by economic conditions, has a bearing upon the results of our operations. We can neither predict the impact that current economic conditions will have on our future revenue, nor predict when economic conditions will show meaningful improvement. During an economic downturn, our clients and potential clients may cancel, reduce or defer existing contracts and delay entering into new engagements. In general, companies also decide to undertake fewer IT systems projects during difficult economic times, resulting in limited implementation of new technology and smaller engagements. Since there are fewer engagements in a downturn, competition usually increases and pricing for services may decline as competitors, particularly companies with significant financial resources, decrease rates to maintain or increase their market share in our industry and this may trigger pricing adjustments related to the benchmarking obligations within our contracts. Our pricing, revenue and profitability could be negatively impacted as a result of these factors.
8.1.2. Risks Related to our Industry
The competition for contracts
CGI operates in a global marketplace in which competition among providers of IT services is vigorous. Some of our competitors possess greater financial, marketing, sales resources, and larger geographic scope in certain parts of the world than we do, which, in turn, provides them with additional leverage in the competition for contracts. In certain niche, regional or metropolitan markets, we face smaller competitors with specialized capabilities who may be able to provide competing services with greater economic efficiency. Some of our competitors have more significant operations than we do in lower cost countries that can serve as a platform from which to provide services worldwide on terms that may be more favourable. Increased competition among IT services firms often results in corresponding pressure on prices. There can be no assurance that we will succeed in providing competitively priced services at levels of service and quality that will enable us to maintain and grow our market share.
The availability and retention of qualified IT professionals
There is strong demand for qualified individuals in the IT industry. Hiring and retaining a sufficient amount of individuals with the desired knowledge and skill set may be difficult. Therefore, it is important that we remain able to successfully attract and retain highly qualified professionals and establish an effective succession plan. If our comprehensive programs aimed at attracting and retaining qualified and dedicated professionals do not ensure that we have staff in sufficient numbers and with the appropriate training, expertise and suitable government security clearances required to serve the needs of our clients, we may have to rely on subcontractors or transfers of staff to fill resulting gaps. If our succession plan fails to identify those with potential or to develop these key individuals, we may lose key members and be required to recruit and train these new resources. This might result in lost revenue or increased costs, thereby putting pressure on our earnings.

The ability to continue developing and expanding service offerings to address emerging business demands and technology trends
The rapid pace of change in all aspects of IT and the continually declining costs of acquiring and maintaining IT infrastructure mean that we must anticipate changes in our clients’ needs. To do so, we must adapt our services and our solutions so that we maintain and improve our competitive advantage and remain able to provide cost effective services. The market for the

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services and solutions we offer is extremely competitive and there can be no assurance that we will succeed in developing and adapting our business in a timely manner. If we do not keep pace, our ability to retain existing clients and gain new business may be adversely affected. This may result in pressure on our revenue, profit margin and resulting cash flows from operations.
Infringing on the intellectual property rights of others
Despite our efforts, the steps we take to ensure that our services and offerings do not infringe on the intellectual property rights of third parties may not be adequate to prevent infringement and, as a result, claims may be asserted against us or our clients. We enter into licensing agreements for the right to use intellectual property and may otherwise offer indemnities against liability and damages arising from third-party claims of patent, copyright, trademark or trade secret infringement in respect of our own intellectual property or software or other solutions developed for our clients. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client. Intellectual property claims or litigation could be time-consuming and costly, harm our reputation, require us to enter into additional royalty or licensing arrangements, or prevent us from providing some solutions or services. Any limitation on our ability to sell or use solutions or services that incorporate software or technologies that are the subject of a claim could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.
Benchmarking provisions within certain contracts
Some of our outsourcing contracts contain clauses allowing our clients to externally benchmark the pricing of agreed upon services against those offered by other providers in a peer comparison group. The uniqueness of the client environment should be factored in and, if results indicate a difference outside the agreed upon tolerance, we may be required to work with clients to reset the pricing for their services. There can be no assurance that benchmarks will produce accurate or reliable data, including pricing data. This may result in pressure on our revenue, profit margin and resulting cash flows from operations.
Protecting our intellectual property rights
Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. CGI’s business solutions will generally benefit from available copyright protection and, in some cases, patent protection. Although CGI takes reasonable steps to protect and enforce its intellectual property rights, there is no assurance that such measures will be enforceable or adequate. The cost of enforcing our rights can be substantial and, in certain cases, may prove to be uneconomic. In addition, the laws of some countries in which we conduct business may offer only limited intellectual property rights protection. Despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.
8.1.3. Risks Related to our Business
Risks associated with our growth strategy
CGI’s Build and Buy strategy is founded on four pillars of growth: first, organic growth through contract wins, renewals and extensions in the areas of outsourcing and system integration; second, the pursuit of new large outsourcing contracts; third, acquisitions of smaller firms or niche players; and fourth, transformational acquisitions.
Our ability to grow through organic growth and new large outsourcing transactions is affected by a number of factors outside of our control, including a lengthening of our sales cycle for major outsourcing contracts.
Our ability to grow through niche and transformational acquisitions requires that we identify suitable acquisition targets and that we correctly evaluate their potential as transactions that will meet our financial and operational objectives. There can be no assurance that we will be able to identify suitable acquisition candidates and consummate additional acquisitions that meet our economic thresholds, or that future acquisitions will be successfully integrated into our operations and yield the tangible accretive value that had been expected.

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If we are unable to implement our Build and Buy strategy, we will likely be unable to maintain our historic or expected growth rates.
The variability of financial results
Our ability to maintain and increase our revenues is affected not only by our success in implementing our Build and Buy strategy, but also by a number of other factors, including: our ability to introduce and deliver new services and products; a lengthened sales cycle; the cyclicality of purchases of technology services and products; the nature of a customer’s business; and the structure of agreements with customers. These, and other factors, make it difficult to predict financial results for any given period.
Business mix variations
The proportion of revenue that we generate from shorter-term systems integration and consulting (“SI&C”) projects, versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations.
The financial and operational risks inherent in worldwide operations
We manage operations in numerous countries around the world. The scope of our operations subjects us to various issues that can negatively impact our operations: the fluctuations of currency (see foreign exchange risk); the burden of complying with a wide variety of national and local laws (see regulatory risk); the differences in and uncertainties arising from local business culture and practices; political, social and economic instability including the threats of terrorism, civil unrest, war, natural disasters and pandemic illnesses. Any or all of these risks could impact our global business operations and cause our profitability to decline.
Organizational challenges associated with our size
Our culture, standards, core values, internal controls and our policies need to be instilled across newly acquired businesses as well as maintained within our existing operations. To effectively communicate and manage these standards throughout a large global organization is both challenging and time consuming. Newly acquired businesses may be resistant to change and may remain attached to past methods, standards and practices which may compromise our business agility in pursuing opportunities. Cultural differences in various countries may also present barriers to introducing new ideas or aligning our vision and strategy with the rest of the organization. If we cannot overcome these obstacles in maintaining a strategic bond throughout the Company worldwide, we may not be able to achieve our growth and profitability objectives.

Taxes
In estimating our income tax payable, management uses accounting principles to determine income tax positions that are likely to be sustained by applicable tax authorities. However, there is no assurance that our tax benefits or tax liability will not materially differ from our estimates or expectations. The tax legislation, regulation and interpretation that apply to our operations are continually changing. In addition, future tax benefits and liabilities are dependent on factors that are inherently uncertain and subject to change, including future earnings, future tax rates, and anticipated business mix in the various jurisdictions in which we operate. Moreover, our tax returns are continually subject to review by applicable tax authorities; it is these tax authorities that will make the final determination of the actual amounts of taxes payable or receivable, of any future tax benefits or liabilities and of income tax expense that we may ultimately recognize. Any of the above factors could have a material adverse effect on our net income or cash flows by affecting our operations and profitability, the availability of tax credits, the cost of the services we provide, and the availability of deductions for operating losses as we develop our international service delivery capabilities.
Credit risk with respect to accounts receivable and work in progress
In order to sustain our cash flows and net earnings from operations, we must invoice and collect the amounts owed to us in an efficient and timely manner. Although we maintain provisions to account for anticipated shortfalls in amounts collected, the provisions we take are based on management estimates and on our assessment of our clients’ creditworthiness which may

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prove to be inadequate in the light of actual results. To the extent that we fail to perform our services in accordance with our contracts and our clients’ reasonable expectations, and to the extent that we fail to invoice clients for our services correctly in a timely manner, our collections could suffer resulting in a direct and adverse effect to our revenue, net earnings and cash flows. In addition, a prolonged economic downturn may cause clients to curtail or defer projects, impair their ability to pay for services already provided, and ultimately cause them to default on existing contracts, in each case, causing a shortfall in revenue and impairing our future prospects.
Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions
Consolidation among our clients resulting from mergers and acquisitions may result in loss or reduction of business when the successor business’ IT needs are served by another service provider or are provided by the successor Company’s own personnel. Growth in a client’s IT needs resulting from acquisitions or operations may mean that we no longer have a sufficient geographic scope or the critical mass to serve the client’s needs efficiently, resulting in the loss of the client’s business and impairing our future prospects. There can be no assurance that we will be able to achieve the objectives of our growth strategy in order to maintain and increase our geographic scope and critical mass in our targeted markets.
Early termination risk
If we should fail to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow and may impact the value of our backlog. In addition, a number of our outsourcing contractual agreements have termination for convenience and change of control clauses according to which a change in the client’s intentions or a change in control of CGI could lead to a termination of the said agreements. Early contract termination can also result from the exercise of a legal right or when circumstances that are beyond our control or beyond the control of our client prevent the contract from continuing. In cases of early termination, we may not be able to recover capitalized contract costs and we may not be able to eliminate ongoing costs incurred to support the contract.

Cost estimation risks
In order to generate acceptable margins, our pricing for services is dependent on our ability to accurately estimate the costs and timing for completing projects or long-term outsourcing contracts. In addition, a significant portion of our project-oriented contracts are performed on a fixed-price basis. Billing for fixed-price engagements is carried out in accordance with the contract terms agreed upon with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated costs to be incurred over the duration of the respective contract. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the contracts in accordance with the CGI Client Partnership Management Framework (“CPMF”), a process framework that contains high standards of contract management to be applied throughout the organization. If we fail to apply the CPMF correctly or if we are unsuccessful in accurately estimating the time or resources required to fulfil our obligations under a contract, or if unexpected factors, including those outside of our control, arise, there may be an impact on costs or the delivery schedule which could have an adverse effect on our expected profit margins.
Risks related to teaming agreements and subcontracts
We derive substantial revenues from contracts where we enter into teaming agreements with other providers. In some teaming agreements we are the prime contractor whereas in others we act as a subcontractor. In both cases, we rely on our relationships with other providers to generate business and we expect to do so in the foreseeable future. Where we act as prime contractor, if we fail to maintain our relationships with other providers, we may have difficulty attracting suitable participants in our teaming agreements. Similarly, where we act as subcontractor, if our relationships are impaired, other providers might reduce the work they award to us, award that work to our competitors, or choose to offer the services directly to the client in order to compete with our business. In either case, our business, prospects, financial condition and operating results could be harmed.

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Our partners’ ability to deliver on their commitments
Increasingly large and complex contracts may require that we rely on third party subcontractors including software and hardware vendors to help us fulfil our commitments. Under such circumstances, our success depends on the ability of the third parties to perform their obligations within agreed upon budgets and timeframes. If our partners fail to deliver, our ability to complete the contract may be adversely affected, which may have an unfavourable impact on our profitability.
Guarantees risk
In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties.
Risk related to human resources utilization rates
In order to maintain our profit margin, it is important that we maintain the appropriate availability of professional resources in each of our geographies by having a high utilization rate while still being able to assign additional resources to new work. Maintaining an efficient utilization rate requires us to forecast our need for professional resources accurately and to manage recruitment activities, professional training programs, attrition rates and restructuring programs appropriately. To the extent that we fail to do so, or to the extent that laws and regulations, particularly those in Europe, restrict our ability to do so, our utilization rates may be reduced; thereby having an impact on our revenue and profitability. Conversely, we may find that we do not have sufficient resources to deploy against new business opportunities in which case our ability to grow our revenue would suffer.

Client concentration risk
We derive a significant portion of our revenue from the services we provide to the U.S. federal government and its agencies, and we expect that this will continue for the foreseeable future. In the event that a major U.S. federal government agency were to limit, reduce, or eliminate the business it awards to us, we might be unable to recover the lost revenue with work from other agencies or other clients, and our business, prospects, financial condition and operating results could be materially and adversely affected. Although IFRS considers a national government and its agencies as a single client, our client base in the U.S. government economic sector is in fact diversified with contracts from many different departments and agencies.
Government business risk
Changes in government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are the curtailment of governments’ use of consulting and IT services firms; a significant decline in spending by governments in general, or by specific departments or agencies in particular; the adoption of new legislation and/or actions affecting companies that provide services to governments; delays in the payment of our invoices by government payment offices; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.
Regulatory risk
Our global operations require us to be compliant with laws in many jurisdictions on matters such as: anti-corruption, trade restrictions, immigration, taxation, securities regulation, antitrust, data privacy and labour relations, amongst others. Complying with these diverse requirements worldwide is a challenge and consumes significant resources. Some of these laws may impose conflicting requirements; we may face the absence in some jurisdictions of effective laws to protect our intellectual property rights; there may be restrictions on the movement of cash and other assets; or restrictions on the import and export

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of certain technologies; or restrictions on the repatriation of earnings and reduce our earnings, all of which may expose us to penalties for non-compliance and harm our reputation.
Our business with the U.S. federal government and its agencies requires that we comply with complex laws and regulations relating to government contracts. These laws relate to the integrity of the procurement process, impose disclosure requirements, and address national security concerns, among other matters. For instance, we are routinely subject to audits by U.S. government agencies with respect to compliance with these rules. If we fail to comply with these requirements we may incur penalties and sanctions, including contract termination, suspension of payments, suspension or debarment from doing business with the federal government, and fines.
Legal claims made against our work
We create, implement and maintain IT solutions that are often critical to the operations of our clients’ business. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Also, our solutions may suffer from defects that adversely affect their performance; they may not meet our clients’ requirements or may fail to perform in accordance with applicable service levels. Such problems could subject us to legal liability, which could adversely affect our business, operating results and financial condition, and may negatively affect our professional reputation. We typically use reasonable efforts to include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop. We may not always be able to include such provisions and, where we are successful, they may not protect us adequately or may not be enforceable under some circumstances or under the laws of some jurisdictions.
Information and infrastructure risks
Our business often requires that our clients’ applications and information, which may include their proprietary information and personal information they manage, be processed and stored on our networks and systems, and in data centres that we manage. We also process and store proprietary information relating to our business, and personal information relating to our members. Digital information and equipment are subject to loss, theft or destruction, and services that we provide may become temporarily unavailable as a result of those risks, or upon an equipment or system malfunction. The causes of such failures include human error in the course of normal operations, maintenance and upgrading activities, as well as hacking, vandalism (including denial of service attacks and computer viruses), theft, and unauthorized access (“cyber-security risks”), as well as power outages or surges, floods, fires, natural disasters and many other causes. Cyber-security risks including intrusion carried out by well-organized and well-funded private sector and government agencies, is an escalating risk which is becoming more prevalent. Cyber-security incidents often exploit previously unknown vulnerabilities and may go undetected for extended periods. Like other companies, we are subject to cyber attacks and expect to face an increasing number of such attacks in the future. The measures that we take to protect against all information infrastructure risks, including both physical and logical controls on access to premises and information may prove in some circumstances to be inadequate to prevent the loss, theft or destruction of information, or service interruptions. Such events may expose the Company to financial loss arising from the costs of remediation and those arising from litigation, claims and damages, as well as expose the Company to government sanctions and damage to our brand and reputation.
Risk of harm to our reputation
CGI’s reputation as a capable and trustworthy service provider and long term business partner is key to our ability to compete effectively in the market for IT services. The nature of our operations exposes us to the potential loss, unauthorized access to, or destruction of our clients’ information, as well as temporary service interruptions. Depending on the nature of the information or services, such events may have a negative impact on how the Company is perceived in the marketplace. Under such circumstances, our ability to obtain new clients and retain existing clients could suffer with a resulting impact on our revenue and profit.

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Risks associated with the integration of new operations
The successful integration of new operations arising from our acquisition strategy or from large outsourcing contracts requires that a substantial amount of management time and attention be focused on integration tasks. Management time that is devoted to integration activities may detract from management’s normal operations focus with resulting pressure on the revenues and earnings from our existing operations. In addition, we may face complex and potentially time-consuming challenges in implementing the uniform standards, controls, procedures and policies across new operations to harmonize their activities with those of our existing business units. Integration activities can result in unanticipated operational problems, expenses and liabilities. If we are not successful in executing our integration strategies in a timely and cost-effective manner, we will have difficulty achieving our growth and profitability objectives.
Internal controls risks
Due to the inherent limitations of internal controls including the circumvention or overriding of controls, or fraud, there can only be reasonable assurance that the Company’s internal controls will detect and prevent a misstatement. If the Company is unable to design, implement, monitor and maintain effective internal controls throughout its different business environments, the efficiency of our operations might suffer, resulting in a decline in revenue and profitability, and the accuracy of our financial reporting could be impaired.

Liquidity and funding risks
The Company’s future growth is contingent on the execution of its business strategy, which, in turn, is dependent on its ability to grow the business organically as well as conclude business acquisitions. By its nature, our growth strategy requires us to fund the investments required to be made using a mix of cash generated from our existing operations, money borrowed under our existing or future credit agreements, and equity funding generated by the issuance of shares of our share capital to counterparties in transactions, or to the general public. Our ability to raise the required funding depends on the capacity of the capital markets to meet our financing needs in a timely fashion and on the basis of interest rates and share prices that are reasonable in the context of profitability objectives. Increasing interest rates, volatility in our share price, and the capacity of our current lenders to meet our liquidity requirements are all factors that may have an adverse effect on our access to the funding we require. If we are unable to obtain the necessary funding, we may be unable to achieve our growth objectives.
Foreign exchange risk
The majority of our revenue and costs are denominated in currencies other than the Canadian dollar. Foreign exchange fluctuations impact the results of our operations as they are reported in Canadian dollars. This risk is partially mitigated by a natural hedge in matching our costs with revenue denominated in the same currency and through the use of derivatives in our hedging strategy. As we continue our global expansion, natural hedges may begin to diminish and the use of hedging contracts exposes us to the risk that financial institutions will fail to perform their obligations under our hedging instruments. Other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments.
Our functional and reporting currency is the Canadian dollar. As such, our American, European and Asian investments, operations and assets are exposed to net change in currency exchange rates. Volatility in exchange rates could have an adverse effect on our business, financial condition and results of our operations.
8.2. LEGAL PROCEEDINGS
The Company is involved in legal proceedings, audits, claims and litigation arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a material adverse effect on the Company’s financial position, results of operations or the ability to carry on any of its business activities.

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Transfer Agent
Computershare Investor Services Inc.
(800) 564-6253
Investor Relations
Lorne Gorber
Senior Vice-President, Global Communications & Investor Relations
Telephone: (514) 841-3355
lorne.gorber@cgi.com
1350 René-Lévesque Boulevard West
15th Floor
Montreal, Quebec
H3G 1T4
Canada

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